INTERNATIONAL GEMINI TECHNOLOGY INC.

#208 — 828 Harbourside Drive

North Vancouver, British Columbia V7P 3R9

INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of International Gemini Technology Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at #208 — 828 Harbourside Drive, North Vancouver, British Columbia on June 28, 2005 at 2:00 p.m., Vancouver time, and at any adjournment thereof for the purposes set out in the accompanying Notice Of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or regular employees of the Corporation. Pursuant to National Instrument 54-101, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares (“Common Shares”) of the Corporation. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the date of this Information Circular, the Corporation is not aware of any amendments to, or variations of, or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

APPOINTMENT OF PROXY

A shareholder has the right to designate a person (who need not be a shareholder of the Corporation) other than Martin Schultz, Secretary and Director of the Corporation, or failing him, Douglas E. Ford, Director of the Corporation, the management designees, to attend and act for the shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper instrument of proxy and, in either case, depositing the instrument of proxy with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation:

(a)	at the offices of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(b)	at the registered office of the Corporation, #208 — 828 Harbourside Drive, North Vancouver, BC V7P 3R9, at any time up to and including the last business day preceding the day of the Meeting or an adjournment of the Meeting at which the proxy is to be used; or

(c)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting and voting his or her shares.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities Limited, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (formerly Independent Investor Communications Corporation) (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The only outstanding securities of the Corporation carrying voting rights are the Common Shares. The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at the date hereof 8,323,119 Common Shares are issued and outstanding and entitled to vote at the Meeting on the basis of one (1) vote for each Common Share held.

The holders of Common Shares of record at the close of business on the record date, set by the Board of Directors of the Corporation to be May 25, 2005 (the “Record Date”), are entitled to vote such Common Shares at the Meeting, except to the extent that:

(a) such person transfers his or her Common Shares after the Record Date; and

(b)	the transferee of those shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders list for the Meeting.

The by-laws of the Corporation provide that two (2) persons present and representing, in person or by proxy, not less than ten percent (10%) of the issued shares entitled to vote constitute a quorum for meetings of shareholders of the Corporation.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs ten percent (10%) or more of the outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be placed before the Meeting are those matters set forth in the Corporation’s accompanying Notice of Meeting relating to: (i) receipt of the audited financial statements of the Corporation for the periods ended December 31, 2004 and the Auditor’s Report thereto; (ii) the fixing of the number of directors to be elected at the Meeting at six (6) and the election of directors until the next annual meeting of shareholders; (iii) the appointment of auditors; and (iv) the ratification of the Corporation’s new Stock Option Plan (as hereinafter defined).

Election of Directors

There are presently five (5) directors of the Corporation, each of whose term of office shall expire at the termination of the Meeting unless such director is re-elected as a director at the Meeting.

It is proposed that the number of directors to be elected at the Meeting be increased by one and be set at six (6), and that the persons named below will be nominated at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if, for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the Corporation’s next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

The following information relating to the nominees as directors is based on information received by the Corporation from said nominees.

Number of
	Principal		Common Shares	Options Granted
Name and Municipality	Occupation during	Director	Beneficially Owned	Exercisable/
of Residence (2)	the Last Five Years	Since	or Controlled	Unexercisable
Edward Dolejsi Delta, BC Director, President & Chief Executive Officer	President of the Corporation. Independent businessman and President of C3D Solutions Inc. a software reseller.	March, 1990	6,200 Common Shares	nil

Martin Schultz Vancouver, BC Director & Secretary	Secretary of the Corporation. Independent finance and marketing consultant. Principal of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	March, 1990	483,167 Common Shares	nil

Edward D. Ford (1) Vancouver, BC Director and Vice-President, Finance	Vice-President, Finance of the Corporation. President of Dockside Capital Group Inc., a private merchant banking and venture capital firm.	March, 1990	914,000 Common Shares	nil

Douglas E. Ford (1) West Vancouver, BC Director	General Manager of Dockside Capital Group Inc., a private merchant banking and venture capital firm from 1987 to present; Vice-President of Operations, Bugaboos Eyewear Corp.	September, 1992	914,000 Common Shares	nil

John Stanton (1) Sarasota, FL Director	Independent Pharmacy consultant.	November, 1990	55,000 Common Shares	nil

William H. Bird Victoria, BC Nominee Director	Vice President,
American Bonanza
Gold Corp.,
President & CEO
Medallion Resources
Ltd. Vice President
& President
International
Taurus Resources
Inc. October 1999
to March 2005,
President & CEO
Robex Resources May
2004 to January
	2005.	Nominee	Nil Common Shares	nil

Notes:
(1) Audit Committee member.
(2) The Corporation does not have an Executive Committee.

Appointment of Auditors

The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCHL”), as auditors of the corporation at a remuneration to be fixed by the board of directors. DMCHL are being proposed as Successor Auditor pursuant to paragraph 4.11 of National Instrument 51-102 in replacement of the Predecessor Auditor, Charlton & Company, Chartered Accountants, who have been the auditors of the Corporation since September 1992. See Appendix A for the required Change of Auditor documents.

Ratification of New Stock Option Plan

Shareholders will be asked at the Meeting to vote on a resolution to approve, for the ensuing year, the stock option plan adopted by the board of directors of the Corporation on May 30, 2005 (the “New Plan”), subject to approval of the shareholders of the Corporation and as described below.

The New Plan

The New Plan provides that the board of directors of the Corporation may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase Common Shares. The New Plan provides for a floating maximum number of options equivalent to 10% of the outstanding Common Shares, as permitted by the rules of the applicable regulatory body. Based on 8,323,119 Common Shares currently outstanding, 832,311 Common Shares would be available for issuance under the New Plan.

Under the New Plan, the number of options reserved for any one person may not exceed 5% of the outstanding Common Shares. The Options granted under the New Plan, together with all of the Corporation’s other previously established stock option plans or grants, shall not result at any time in the number of Common Shares reserved for issuance pursuant to Options granted to Insiders exceed 10% of the issued and outstanding Common Shares. The board of directors determines the price per Common Share and the number of options which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the applicable regulatory body. The price per Common Share set by the directors is subject to minimum pricing restrictions set by the applicable regulatory body and in any event, cannot be less than the “Current Market Price”, which is defined in the New Plan to be the closing trading price per Common Share on the date preceding the date of the computation, or if such Common Shares are not listed on any stock exchange at a price determined by the Board of Directors.

Options may be exercisable for up to ten (10) years from the date of grant, but the board of directors has the discretion to grant options which are exercisable for a shorter period. Options granted under the New Plan do not require vesting provisions, though the board may attach a vesting period or periods to individual grants as it deems fit. Options under the New Plan are non-assignable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of Common Shares purchasable by him immediately prior to the time of his cessation of office or employment and he shall have no right to purchase any other Common Shares. Options must expire within 90 days after termination of employment or cessation of position with the Corporation, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must expire within 120 days, subject to an earlier expiry date.

The Board of Directors may at any time, but subject always to the receipt of required regulatory approvals, alter, amend or revise the terms and conditions of the New Plan or of any outstanding options or suspend, discontinue or terminate the New Plan or any portion hereof, all provided that, without the prior written consent of an optionee, no such action shall adversely affect any options previously granted to such optionee (if all regulatory approvals have been obtained and an option agreement has been entered into between the Corporation and the optionee). Specifically, the Board of Directors shall not require the approval of the shareholders of the Corporation for amendments of a “housekeeping” nature; a change to the vesting provisions of the New Plan; a change to the termination provisions of the New Plan which does not entail an extension beyond the original expiry date; and the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the New Plan reserve. Upon the suspension, discontinuance or termination of the New Plan or any portion hereof, any option granted prior thereto (if all regulatory approvals have been obtained and an option agreement has been entered into between the Corporation and the optionee) shall remain exercisable in accordance with its terms as specified herein and in the option agreement. The full text of the New Plan is attached as Schedule “A” to this Information Circular of the Corporation dated May 31, 2005.

At the Meeting, the shareholders will be asked to approve the following resolution:

“BE IT RESOLVED THAT:

(a)	the 10% rolling incentive stock option plan adopted by the Board of Directors of the Corporation on May 30, 2005 as described in the Management Information Circular of the Corporation dated May 31, 2005 and attached thereto as Schedule “A”, be and is hereby ratified and approved for the ensuing year; and

(b)	any one director or officer of the Corporation be authorized to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing.”

The resolution must be approved by a simple majority approval of the votes cast at the meeting by the holders of Common Shares. If the New Plan is not ratified by the shareholders, the Corporation will have to consider other methods of compensating and providing incentives to directors, officers, employees, consultants and other personnel.

If named as proxy, the management designees intend to vote the Common Shares represented by such proxy FOR approval of the New Plan, unless otherwise directed in the instrument of proxy.

EQUITY COMPENSATION PLANS

Other than the proposed New Stock Option Plan, details of which are provided above, the Corporation does not have any compensation plans under which equity securities of the Corporation (being Common Shares) are authorized for issuance. The following table sets forth information regarding the Corporation’s equity compensation plan as at May 25, 2005:

Number of
securities
remaining available
for future issuance
	Number of Common		under equity
	Shares to be issued	Weighted-average	compensation plans
	upon exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in column
	and rights	and rights	(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

COMPENSATION OF EXECUTIVE OFFICERS

For the purpose of this section, a “CEO” or “CFO” means each individual who served as Chief Executive Officer or Chief Financial Officer, respectively, of the Corporation or acted in a similar capacity during the most recently completed financial year. A “Named Executive Officer” means each CEO; each CFO; each of the Corporation’s three (3) most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year of the Corporation and whose total salary and bonus exceeds $150,000; and any additional individuals (other than the CEO and CFO) for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end.

Summary Compensation Table

The following table sets forth detailed compensation information for the Named Executive Officers for the three (3) most recently completed financial years of the Corporation.

			Annual Compensation		Long Term Compensation
					Awards			Payouts
					Common Shares Under
				Other Annual	Options or SARs
				Compensation(1)	Granted(2)		LTIP
Name and	Year Ended	Salary	Bonus		>	Shares or Units Subject to	Payouts(3)		All Other Compensation
Principal Position	December 31	($)	($)	($)	(#)	Resale Restriction ($)	($)		($)
Edward Dolejsi	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
President and Chief	2003	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Executive Officer	2002	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Edward Ford	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Chief Financial	2003	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Officer	2002	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
	2004	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Martin Schultz	2003	$Nil	Nil	Nil	Nil	Nil	Nil			Nil
Secretary	2002	$Nil	Nil	Nil	Nil	Nil	Nil			Nil

Notes:

(1)	The aggregate amount of all prerequisites and other personal benefits, securities or property was less than the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

(2)	SARs means stock appreciation rights, being a right granted by the Corporation or any of its securities as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s publicly traded securities, being the Common Shares.

(3)	LTIP means long-term incentive plan, being a plan providing compensation intended to motivate performance over a period greater than one (1) financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Long-Term Incentive Plans

The Corporation does not have any plan providing compensation intended to motivate performance

Options and Stock Appreciation Rights

No Stock Options or SARs have been granted by the Corporation.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no employment contracts.

COMPENSATION OF DIRECTORS

Directors’ Fees

During the financial year ended December 31, 2004 no compensation was paid by the Corporation to directors for acting as directors. However, directors are entitled to be reimbursed for expenses actually incurred by them in their capacity as director.

Other Compensation

Other than as described herein, the Corporation did not pay any other compensation to its directors during the financial year ended December 31, 2004.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and executive officers of the Corporation and are not to any substantial degree performed by any other person.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

No current or former director, executive officer or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries or to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries since the beginning of the last completed financial year ended December 31, 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Corporation’s last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may receive options pursuant to the Stock Option Plan. See “Particulars of Matters to be Acted Upon — Ratification of Stock Option Plan”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below regarding the Corporations’ interest in Pinefalls Gold, the management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation or any proposed nominee as a director of the Corporation, or any associate or affiliate of any such person in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

Pinefalls Gold

The Corporation has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for the Corporation to invest $200,000 into Pinefalls Gold via private placement.

Upon receiving proceeds from its private placement Pinefalls Gold will immediately commence recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

In exchange for its investment, the Corporation will receive 4 million units of Pinefalls Gold. Each unit will consist of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants the Corporation will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Assuming the exercise of the warrants, the Corporation will own approximately 54% of Pinefalls Gold.

Separately, the Corporation has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles the Corporation to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Corporation. The PFG Option is exercisable at the Corporation’s sole discretion until it expires on March 31, 2006.

The Corporation and Pinefalls Gold have entered into these arrangements on a non-arms length basis. The two companies have certain directors and principal shareholders in common. The Corporation’s directors with conflicts of interest have refrained from voting on the relevant resolutions. The Corporation is relying on exemptions 5.5(3)[corporation not listed on specified markets] and 5.7(3)[fair market value not more than $2,500,000] from the formal valuation and minority approval requirements of OSC Rule 61-501 regarding Related Party Transactions.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Securityholders of the Corporation may contact the Corporation at #208 - 828 Harbourside Drive, North Vancouver, British Columbia, V7P 3R9, Phone: (604) 904-8481 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

GENERAL

All matters referred to herein for approval by the shareholders require a majority of the shareholders voting, in person or by proxy, at the Meeting.

Unless otherwise stated, the information contained herein is given as of the 31st day of May, 2005.